Exhibit 97
Amended and Restated Entegris, Inc. Clawback Policy
The Board of Directors (the “Board”) of Entegris, Inc., a Delaware corporation (the “Corporation”), believes that it is in the best interests of the Corporation and its shareholders to create and maintain a culture that emphasizes integrity and accountability, that supports accurate financial reporting and disclosure and that reinforces the Corporation’s pay-for-performance compensation philosophy. Effective as of the Effective Date, the Board has adopted this Amended and Restated Entegris, Inc. Clawback Policy (this “Policy”), which will be applied to the Executive Officers of the Corporation as of the Effective Date (and effective with respect to Covered Compensation as described below). This Policy amends and restates the Corporation’s Clawback Policy effective as of December 4, 2018.
1.Administration of Policy
This Policy generally will be administered and interpreted by the Committee, provided that the Board may, from time to time, exercise discretion to administer and interpret this Policy, in which case, all references herein to “Committee” shall be deemed to refer to the Board. Any determination by the Committee with respect to this Policy shall be final, conclusive and binding on all interested parties. Any discretionary determinations of the Committee under this Policy, if any, need not be uniform with respect to all persons, and may be made selectively amongst persons, whether or not such persons are similarly situated.
2.Definitions

•“Committee” means the Management Development and Compensation Committee of the Board.

•“Corporation Group” means the Corporation and each of its Subsidiaries, as applicable.

•“Covered Compensation” means any Incentive-Based Compensation granted, vested or paid to a person who served as an Executive Officer at any time during the performance period for the Incentive-Based Compensation and that was Received (i) on or after the effective date of the applicable Nasdaq listing standards (October 2, 2023), (ii) after the person became an Executive Officer, and (iii) at a time that the Corporation had a class of securities listed on a national securities exchange or a national securities association.

•“Effective Date” means October 2, 2023.

•“Erroneously Awarded Compensation” means the amount of Covered Compensation Received that exceeds the amount of Covered Compensation that otherwise would have been Received had such amount been determined based on the applicable Restatement, computed without regard to any taxes paid (i.e., on a pre-tax basis). For Covered Compensation based on stock price or total stockholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the Committee will determine the amount of such Covered Compensation that constitutes Erroneously Awarded Compensation, if any, based on a reasonable estimate of the effect of the Restatement on the stock price or total stockholder return upon which the Covered Compensation was granted, vested or paid and the Committee shall maintain documentation of such determination and provide such documentation to the Nasdaq.

•“Exchange Act” means the U.S. Securities Exchange Act of 1934.

•“Executive Officer” means each “officer” of the Corporation as defined under Rule 16a-1(f) under Section 16 of the Exchange Act, which shall be deemed to include any individuals identified by the Corporation as executive officers pursuant to Item 401(b) of Regulation S-K under the Exchange Act. Both current and former Executive Officers are subject to the Policy in accordance with its terms.

•“Financial Reporting Measure” means (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Corporation’s financial statements, and any measures derived wholly or in part from such measures and may consist of GAAP or non-GAAP financial measures (as defined under Regulation G of the Exchange Act and Item 10 of Regulation S-K under the Exchange Act), (ii) stock price, or (iii) total stockholder return. Financial Reporting Measures may or may not be filed with the SEC and may be presented outside the Corporation’s financial statements, such as in Management’s Discussion and Analysis of Financial Conditions and Result of Operations or in the performance graph required under Item 201(e) of Regulation S-K under the Exchange Act.

•“Home Country” means the Corporation’s jurisdiction of incorporation.

•“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

•“Lookback Period” means the three completed fiscal years (plus any transition period of less than nine months that is within or immediately following the three completed fiscal years and that results from a change in the Corporation’s fiscal year) immediately preceding the date on which the Corporation is required to prepare a Restatement for a given reporting period, with such date being the earlier of: (i) the date the Board, a committee of the Board, or the officer or officers of the Corporation authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Corporation is required to prepare a Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Corporation to prepare a Restatement. Recovery of any Erroneously Awarded Compensation under the Policy is not dependent on if or when the Restatement is actually filed.

•“Nasdaq” means the Nasdaq Stock Market.

•“Received”: Incentive-Based Compensation is deemed “Received” in the Corporation’s fiscal period during which the Financial Reporting Measure specified in or otherwise relating to the Incentive-Based Compensation award is attained, even if the grant, vesting or payment of the Incentive-Based Compensation occurs after the end of that period.

•“Restatement” means a required accounting restatement of any Corporation financial statement due to the material noncompliance of the Corporation with any financial reporting requirement under the securities laws, including (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as a “Big R” restatement) or (ii) to correct an error in previously issued financial statements that is not material to the previously issued financial statements but that would result in a material misstatement if the error was corrected in the current period or left uncorrected in the current period (commonly referred to as a “little r” restatement). Changes to the Corporation’s financial statements that do not represent error corrections under the then-current relevant accounting standards will not constitute Restatements. Recovery of any Erroneously Awarded Compensation under the Policy is not dependent on fraud or misconduct by any person in connection with the Restatement

•“SEC” means the U.S. Securities and Exchange Commission.

•“Subsidiary” means any domestic or foreign corporation, partnership, association, joint stock company, joint venture, trust or unincorporated organization “affiliated” with the Corporation, that is, directly or indirectly, through one or more intermediaries, “controlling”, “controlled by” or “under common control with”, the Corporation. “Control” for this purpose means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, contract or otherwise.

3.Recoupment and Forfeiture of Erroneously Awarded Compensation
In the event of a Restatement, any Erroneously Awarded Compensation Received during the Lookback Period prior to the Restatement (a) that is then-outstanding but has not yet been paid shall be automatically and immediately forfeited and (b) that has been paid to any person shall be subject to reasonably prompt repayment to the applicable member of the Corporation Group in accordance with Section 4 of this Policy. The Committee must pursue (and shall not have the discretion to waive) the forfeiture and/or repayment of such Erroneously Awarded Compensation in accordance with Section 4 of this Policy, except as provided below.
Notwithstanding the foregoing, the Committee (or, if at any time the Committee is not a committee of the Board responsible for the Corporation’s executive compensation decisions and composed entirely of independent directors, a majority of the independent directors serving on the Board) may determine not to pursue the forfeiture and/or recovery of Erroneously Awarded Compensation from any person if the Committee determines that such forfeiture and/or recovery would be impracticable due to any of the following circumstances: (i) the direct expense paid to a third party (for example, reasonable legal expenses and consulting fees) to assist in enforcing the Policy would exceed the amount to be recovered (following reasonable attempts by one or more members of the Corporation Group to recover such Erroneously Awarded Compensation, the documentation of such attempts, and the provision of such documentation to the Nasdaq); (ii) pursuing such recovery would violate the Corporation’s Home

Country laws adopted prior to November 28, 2022 (provided that the Corporation obtains an opinion of Home Country counsel acceptable to the Nasdaq that recovery would result in such a violation and provides such opinion to the Nasdaq); or (iii) recovery would likely cause any otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Corporation Group, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
4.Means of Repayment
In the event that the Committee determines that any person shall repay any Erroneously Awarded Compensation, the Committee shall provide written notice to such person by email or certified mail to the physical address on file with the Corporation Group for such person, and the person shall satisfy such repayment in a manner and on such terms as required by the Committee, and any member of the Corporation Group shall be entitled to set off the repayment amount against any amount owed to the person by the applicable member of the Corporation Group, to require the forfeiture of any award granted by any member of the Corporation Group to the person, or to take any and all necessary actions to reasonably promptly recoup the repayment amount from the person, in each case, to the fullest extent permitted under applicable law, including without limitation, Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the regulations and guidance thereunder. If the Committee does not specify a repayment timing in the written notice described above, the applicable person shall be required to repay the Erroneously Awarded Compensation to the Corporation by wire, cash or cashier’s check no later than thirty (30) days after receipt of such notice.
5.No Indemnification
No person shall be indemnified, insured or reimbursed by any member of the Corporation Group in respect of any loss of compensation by such person in accordance with this Policy, nor shall any person receive any advancement of expenses for disputes related to any loss of compensation by such person in accordance with this Policy, and no person shall be paid or reimbursed by any member of the Corporation Group for any premiums paid by such person for any third-party insurance policy covering potential recovery obligations under this Policy. For this purpose, “indemnification” includes any modification to current compensation arrangements or other means that would amount to de facto indemnification (for example, providing the person a new cash award which would be cancelled to effect the recovery of any Erroneously Awarded Compensation). In no event shall any member of the Corporation Group be required to award any person an additional payment if any Restatement would result in a higher incentive compensation payment.
6.Dodd-Frank Wall Street Reform and Consumer Protection Act
This Policy is intended to satisfy the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, as it may be amended from time to time, and any related rules or regulations promulgated by the SEC or the Nasdaq, including any additional or new requirements that become effective after the Effective Date which upon effectiveness shall be deemed to automatically amend this Policy to the extent necessary to comply with such additional or new requirements.

7.Amendment and Termination
To the extent permitted by, and in a manner consistent with applicable law, including SEC and Nasdaq rules, the Committee may terminate, suspend or amend this Policy at any time in its discretion.
8.Non-Exclusivity of Policy
The rights of the members of the Corporation Group under this Policy to seek forfeiture or reimbursement are in addition to, and not in lieu of, any rights of recoupment, or remedies or rights other than recoupment, that may be available to any member of the Corporation Group pursuant to the terms of any law, government regulation or stock exchange listing requirement or any other policy, code of conduct, employee handbook, employment agreement, offer letter, equity award agreement, or other plan or agreement of any member of the Corporation Group.
9.Successors
This Policy shall be binding and enforceable against all persons and their respective beneficiaries, heirs, executors, administrators or other legal representatives with respect to any Covered Compensation granted, vested or paid to or administered by such persons or entities.
10.Governing Law
This Policy and all rights and obligations hereunder are governed by and construed in accordance with the internal laws of the State of Delaware, excluding any choice of law rules or principles that may direct the application of the laws of another jurisdiction.